1934 Act Registration No. 1-14696

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2005

China Mobile (Hong Kong) Limited

(Translation of registrant’s name into English)

60/F The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page
1.1	Announcement dated May 3, 2005

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE (HONG KONG) LIMITED

Date: May 4, 2005	By:	/s/ Wang Jianzhou
	Name:	Wang Jianzhou
	Title:	Chairman and Chief Executive Officer

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Exhibit 1.1

CHINA MOBILE (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock code: 941)

Announcement

The Board of Directors (the “Board”) of China Mobile (Hong Kong) Limited (the “Company”) announces that Ms. Wong Wai Lan, Grace has been appointed as Company Secretary of the Company with effect from 3 May 2005. Ms. Wong holds a Master Degree in Business Administration and is an associate member of the Hong Kong Institute of Company Secretaries and the Institute of Chartered Secretaries and Administrators.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Wang Jianzhou, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Mr. Zhang Chenshuang, Madam Li Mofang, Mr. He Ning, Mr. Li Gang and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Mr. Moses Cheng Mo Chi as independent non-executive directors and Sir Julian Michael Horn-Smith as a non-executive director.

By Order of the Board China Mobile (Hong Kong) Limited He Ning Executive Director and Vice President

Hong Kong, 3 May 2005